FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
November 30, 2007

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

30| November | 2007

Ad hoc notice

MTS challenges Isle of Man court decision to decline jurisdiction

Moscow, Russian Federation – Mobile TeleSystems OJSC (“MTS” – NYSE: MBT), the largest mobile phone operator in Russia and the CIS, announces that its Isle of Man subsidiaries (“the Isle of Man Companies”) are appealing the decision of an Isle of Man court to decline jurisdiction over their claim for the unlawful seizure of Kyrgyz mobile operator, Bitel LLC (“Bitel”).

As it was announced earlier, in January 2007 the Isle of Man Companies brought a counterclaim in the High Court of Justice in the Isle of Man against a group of companies, including Altimo and Altimo Holdings (“the Defendants”), in order to expedite the resolution of the dispute in relation to the ownership rights in Bitel. The counterclaim was filed in response to a damage action brought by Bitel in the same court against the Isle of Man Companies. Bitel’s actions were filed in connection with the decisions of the Kyrgyz courts that deprived the Isle of Man Companies’ of their ownership rights in Bitel.

In their counterclaim the Isle of Man Companies state that as a result of Kyrgyz Judgments the Bitel interests were unlawfully seized and transferred by entities controlled by Altimo and all of Bitel’s assets were subsequently unlawfully transferred to Sky Mobile.  These Kyrgyz judgments were made as a result of flagrant breach by the Defendants of lawful injunctions granted by the BVI and English Courts, which characterized the litigation leading to the Kyrgyz judgments as “vexatious and oppressive” and outside the appropriate arbitration forum.

In May 2007 it was confirmed in the London Court of International Arbitration (LCIA) that the Isle of Man Companies were not obligated to transfer ownership rights in Bitel to any other party, which means that the Isle of Man Companies are the rightful owners of Bitel.

However, despite this, the High Court of Justice in the Isle of Man declined jurisdiction to consider the counterclaim on the merits and indicated that future proceedings in relation to the counterclaim should probably take place in the Kyrgyz courts.

“In our opinion, the decision of the Isle of Man court on the jurisdiction is wrong and unjust. The Isle of Man Companies have already filed an appeal to overturn it,” commented Director of Corporate and Legal Affairs of MTS, Mr. Ruslan Ibragimov.

“The Isle of Man court decision is a purely procedural decision and has nothing to do with the merits of our counterclaim.  We continue to believe that our claim for redress is overwhelmingly strong and will continue to pursue our claim to be given fair treatment,” added Mr. Ibragimov.

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For further information, please contact:

Mobile TeleSystems, Moscow

Investor Relations

Tel: +7 495 223 2025

E-mail: ir@mts.ru

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Mobile TeleSystems OJSC (“MTS”) is the largest mobile phone operator in Russia and the CIS. Together with its subsidiaries, the Company services over 79.12 million subscribers. The regions of Russia, as well as Armenia, Belarus, Turkmenistan, Ukraine, and Uzbekistan, in which MTS and its associates and subsidiaries are licensed to provide GSM services, have a total population of more than 230 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about MTS can be found on MTS’ website at www1.mtsgsm.com.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	/s/ Leonid Melamed
	Name:	Leonid Melamed
	Title:	CEO

Date: November 30, 2007